

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 2, 2010

<u>**VIA US MAIL AND FAX (212) 249-4901**</u>
Edwin Mendlinger
Chief Financial Officer
Beta Music Group Inc.
160 East 65th Street
New York, 10065

>   **RE: Beta Music Group Inc.
>   Form 8-K as amended September 1, 2010
>   File No. 0-53729**

Dear Mendlinger:

  We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director